UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05614L100
(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 23, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05614L100	SCHEDULE 13D	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vintage Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 157,039,208 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 157,039,208 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,039,208 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%*
14	TYPE OF REPORTING PERSON OO

*Percentage calculated based on 462,757,193 shares of common stock, par value $0.01 per share, of Babcock & Wilcox Enterprises, Inc. (the “Issuer”) which is the total number of shares outstanding as of July 23, 2019 following the completion of the Equitization Transactions (as defined herein).

CUSIP No. 05614L100	SCHEDULE 13D	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kahn Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 157,039,208 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 157,039,208 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,039,208 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%*
14	TYPE OF REPORTING PERSON OO

*Percentage calculated based on 462,757,193 shares of common stock, par value $0.01 per share, of the Issuer which is the total number of shares outstanding as of July 23, 2019 following the completion of the Equitization Transactions (as defined herein).

CUSIP No. 05614L100	SCHEDULE 13D	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian R. Kahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,630 shares
	8	SHARED VOTING POWER 157,039,208 shares
	9	SOLE DISPOSITIVE POWER 44,630 shares
	10	SHARED DISPOSITIVE POWER 157,039,208 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,083,838 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%*
14	TYPE OF REPORTING PERSON IN

*Percentage calculated based on 462,757,193 shares of common stock, par value $0.01 per share, of the Issuer which is the total number of shares outstanding as of July 23, 2019 following the completion of the Equitization Transactions (as defined herein).

CUSIP No. 05614L100	SCHEDULE 13D	Page 5 of 9 Pages

Explanatory Note

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed on December 12, 2017, as amended on January 4, 2018, February 2, 2018, March 6, 2018, April 13, 2018, May 3, 2018, April 5, 2019, May 2, 2019 and July 19, 2019 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of Babcock & Wilcox Enterprises, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

Of the 157,083,838 shares of Common Stock to which this Statement relates:

(1) 49,831,352 shares were purchased on behalf of the Reporting Persons using its investment capital. Of these 49,831,352 shares, the Reporting Persons purchased (i) 24,751,352 shares for an aggregate purchase price of approximately $7,425,407 (excluding commissions) in connection with the Issuer’s Rights Offering disclosed in the Issuer’s prospectus dated June 28, 2019 and filed with the Securities and Exchange Commission on June 28, 2019 described in Item 4 and (ii) the remaining 25,080,000 shares for an aggregate purchase price of approximately $56,944,317 (excluding commissions);

(2) 107,207,856 shares were purchased by Vintage Capital pursuant to the Exchange and Purchase Agreement (as defined herein) for an aggregate purchase price of $32,162,356.81;

(3) 8,232 shares of Common Stock represent time-based restricted stock units (“RSUs”) awarded to Mr. Kahn, in his capacity as a director of the Issuer, as director compensation under the Issuer’s Amended and Restated 2015 Long-Term Incentive Plan. Each RSU granted by the Issuer represents the right to receive one share of Common Stock. The RSUs vested immediately upon the grant on January 3, 2018; and

(4) 36,398 shares of Common Stock represent shares that Mr. Kahn may acquire on the exercise of stock options awarded pursuant to his service on the board of directors of the Issuer.

Item 4. Purpose of Transaction.

Item 4 is amended to add the following:

On July 23, 2019, Vintage Capital assigned its interest in $6,000,000 aggregate principal amount of the Issuer’s Tranche A-1 last out term loans under the Issuer’s Credit Agreement (the “Loan Assignments”), of which $3,999,999.99 aggregate principal amount was assigned to BRC Partners Opportunity Fund, LP. (“BRC”) and $2,000,000.10 aggregate principal amount was assigned to B. Riley Financial, Inc. (“B. Riley Financial”). Vintage Capital retained an interest in $32,162,356.81 aggregate principal amount of the Issuer’s Tranche A-1 last out term loans following the Loan Assignments.

On July 23, 2019, following the completion of the Loan Assignments, Vintage Capital and the Issuer entered into an Exchange and Purchase Agreement (the “Exchange and Purchase Agreement”), pursuant to which Vintage Capital agreed to cancel its remaining interest in the Tranche A-1 last out term loans totaling $32,162,356.81 (inclusive of paid-in-kind interest), plus any accrued interest thereon, in exchange for its purchase of 107,207,856 newly issued shares of Common Stock for $0.30 per share.

The Exchange and Purchase Agreement contains customary representations, warranties and covenants of the parties.

All shares of Common Stock issued pursuant to the Exchange and Purchase Agreement were issued in a transaction exempt from registration under the Securities Act.

CUSIP No. 05614L100	SCHEDULE 13D	Page 6 of 9 Pages

The foregoing description of the Exchange and Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange and Purchase Agreement, a copy of which is filed as Exhibit 2 attached hereto.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. Following the Equitization Transactions, Vintage Capital beneficially owned directly 157,039,208 shares of Common Stock, representing 33.9% of the outstanding shares of Common Stock, with shared voting and dispositive power over 157,039,208 shares, and sole voting and dispositive power over 0 shares.

Kahn Capital, as a member and the majority owner of Vintage Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Kahn Capital disclaims beneficial ownership of such shares for all other purposes.

Following the Equitization Transactions, Mr. Brian Kahn may beneficially own 157,083,838 shares of Common Stock, representing 33.9% of the outstanding shares of Common Stock, with shared voting and dispositive power over 157,039,208 shares, which represent shares held directly by Vintage Capital, and sole voting and dispositive power over 44,630 shares, of which

(i) 8,232 shares of Common Stock represent RSUs awarded to Mr. Kahn, in his capacity as a director of the Issuer, as director compensation under the Issuer’s Amended and Restated 2015 Long-Term Incentive Plan. Each RSU granted by the Issuer represents the right to receive one share of Common Stock. The RSUs vested immediately upon the grant on January 3, 2018; and

(ii) 36,398 shares of Common Stock represent shares that Mr. Kahn may acquire on the exercise of stock options awarded pursuant to his service on the board of directors of the Issuer.

Mr. Kahn, as the manager of each of Vintage Capital and Kahn Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes.

The percentages in this Item 5 relating to beneficial ownership of Common Stock are based on 462,757,193 shares of Common Stock outstanding as of July 23, 2019 following the completion of the Equitization Transactions.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c) Except for the 107,207,856 shares of Common Stock issued to Vintage Capital pursuant to the Exchange and Purchase Agreement disclosed herein, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Amendment that were not previously reported.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The last three paragraphs of Item 6 are amended and restated in their entirety as follows:

By virtue of entry into the Letter Agreement and the obligations and rights thereunder, which contains, among other things, certain provisions relating to transfer of, and coordination of the issuance of securities of the Issuer (including an obligation to effectuate the Rights Offering) by the parties thereto, the Reporting Persons and B. Riley may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based in part on

CUSIP No. 05614L100	SCHEDULE 13D	Page 7 of 9 Pages

information provided by the Issuer and the Schedule 13D filings of B. Riley, such a “group” would be deemed to beneficially own an aggregate of 243,801,476 shares of Common Stock, or 52.7% of the Common Stock of the Issuer, calculated pursuant to Rule 13d-3. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

B. Riley will continue to make separate Schedule 13D filings reporting its beneficial ownership of shares of the Issuer’s Common Stock as necessary.

The information with respect to the Investor Rights Agreement and the Registration Rights Agreement in Item 4 is incorporated by reference herein.

The information with respect to the Exchange and Purchase Agreement in Item 4 is incorporated by reference herein.

Item 7 Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Vintage Capital Management, LLC on April 5, 2019).
2	Exchange and Purchase Agreement, by and between Babcock & Wilcox Enterprises, Inc. and Vintage Capital Management, LLC, dated July 23, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2019

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Vintage Capital Management, LLC on April 5, 2019).
2	Exchange and Purchase Agreement, by and between Babcock & Wilcox Enterprises, Inc. and Vintage Capital Management, LLC, dated July 23, 2019.